SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

Cedar Fair, L.P.
(Name of Issuer)

Units Representing Limited Partner Interests
(Title of Class of Securities)

150185106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of units reported herein is 10,021,418, which constitutes approximately 18.1% of the total number of units outstanding.  All ownership percentages set forth herein assume that there are 55,345,716 units outstanding.

1.     Name of Reporting Person:

           Q Funding III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  3,683,325
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  3,683,325
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,683,325

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.7%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Q4 Funding, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  2,687,276
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  2,687,276
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,687,276

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 4.9%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Geoffrey Raynor

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /
            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: United States

                         7.     Sole Voting Power:  10,021,418 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  10,021,418 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           10,021,418 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 18.1%

14.     Type of Reporting Person: IN
--------------------
(1) Solely in his position as control person of J Alfred Onshore, LLC, the general partner of Prufrock Onshore, L.P., the general partner of Q Funding III, L.P. with respect to 3,683,325 Units. Solely in his position as control person of Excalibur Domestic, LLC, the general partner of Star Spangled Sprockets, L.P., the general partner of Q4 Funding, L.P. with respect to 2,687,276 Units. In addition, 3,650,817 Units are held directly and indirectly through entities and trusts for the benefit of Mr. Raynor.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 12, 2010, as amended by Amendment No. 1 dated February 18, 2010, as amended by Amendment No. 2 dated February 24, 2010, as amended by Amendment No. 3 dated March 9, 2010, as amended by Amendment No. 4 dated March 11, 2010, as amended by Amendment No. 5 dated March 17, 2010, as amended by Amendment No. 6 dated April 6, 2010, as amended by Amendment No. 7 dated April 9, 2010, as amended by Amendment No. 8 dated April 28, 2010, as amended by Amendment No. 9 dated May 3, 2010, as amended by Amendment No. 10 dated May 5, 2010, as amended by Amendment No. 11 dated May 12, 2010, as amended by Amendment No. 12 dated June 9, 2010, as amended by Amendment No. 13 dated October 14, 2010, as amended by Amendment No. 14 dated December 8, 2010, as amended by Amendment No. 15 dated December 9, 2010, as amended by Amendment No. 16 dated January 13, 2011, as amended by Amendment No. 17 dated February 8, 2011, as amended by Amendment No. 18 dated March 17, 2011 (the "Schedule 13D"), relating to the Units Representing Limited Partner Interests of Cedar Fair, L.P.  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding at the end thereof the following:

On March 24, 2011, the Reporting Persons sent the following letter to the Issuer's Board of Directors:

Dear Gentlemen:

You claimed in an SEC filing on June 17, 2010 that Jack Falfas, the Chief Operating Officer, "resigned." You later reiterated that "the COO resigned" in a publicly filed statement on December 17, 2010. However, we recently learned that on February 28, 2011, an arbitration panel found that the facts failed to establish Mr. Falfas resigned and ordered that the company not only to immediately reinstate Mr. Falfas and pay his back salary and benefits, but also ordered the company to pay all of Mr. Falfas' expenses and attorney fees.

There could not have been a more severe rebuke of the company's previous statements. Not only do you have to pay Mr. Falfas for almost one year of service and immediately reinstate him, but you also have to pay all of his fees and expenses related to this matter. Shame on you!

Sadly, this is not the most shocking aspect of your conduct. Your most reprehensible action was when you challenged us in our attempt to tell unitholders the truth when we stated that Mr. Falfas left under "curious circumstances." In challenging our comment, you went so far as to say that you wanted to "set the record straight" and called our comment a "mischaracterization" and "misstatement."

Well, the truth came out! This is an embarrassment for the company and each of you individually. To prevent you from further attempts to mischaracterize the situation, we have attached the arbitration panel's decision so your unitholders can read the truth for themselves.

We have lost faith in this board and call for the immediate resignation of the following board members who were involved in this matter: Richard Kinzel, Thomas Harvie, Steven Tishman, Richard Ferreira, Mike Kwiatkowski, David Paradeau and Darrel Anderson.

Cedar Fair unitholders deserve better - just as Mr. Falfas, who had spent his entire career of over 30 years with this company, deserved better.

Sincerely,

Q Funding III & Q4 Funding

THE PARTICIPANTS IN ANY POTENTIAL SOLICITATION OF PROXIES RELATING HERETO ARE THE SAME AS THE PARTICIPANTS IDENTIFIED IN THE PRELIMINARY PROXY STATEMENT FILED BY Q INVESTMENTS WITH RESPECT TO CEDAR FAIR, L.P. ON MARCH 3, 2011 (THE "PRELIMINARY PROXY STATEMENT"). ACCORDINGLY, UNITHOLDERS MAY OBTAIN ADDITIONAL INFORMATION REGARDING SUCH PARTICIPANTS AND THEIR INTERESTS FROM THE PRELIMINARY PROXY STATEMENT. UNITHOLDERS MAY OBTAIN A COPY OF THE PRELIMINARY PROXY STATEMENT AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

UNITHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY Q INVESTMENTS FROM THE UNITHOLDERS OF CEDAR FAIR, L.P. AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. AFTER THEY ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, UNITHOLDERS MAY OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT AND OTHER PROXY MATERIALS AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding at the end thereof the following:

99.4 -- Verified Complaint in Q Funding III, L.P. and Q4 Funding, L.P. vs. Cedar Fair Management, Inc. and Cedar Fair, L.P., filed March 17, 2011, previously filed.

99.5 -- Arbitration Panel Decision dated February 28, 2011.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: March 24, 2011

Q FUNDING III, L.P. By: Prufrock Onshore, L.P., its general partner By: J Alfred Onshore, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

Q4 FUNDING, L.P. By: Star Spangled Sprockets, L.P., its general partner By: Excalibur Domestic, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

GEOFFREY RAYNOR By: /s/ Brandon Teague Brandon Teague, as Attorney-in-Fact for Geoffrey Raynor